March 2010 Pricing Sheet dated March 8, 2010 relating to Preliminary Pricing Supplement No. 336 dated March 8, 2010 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in U.S. and International Equities

Principal Protected Notes due March 15, 2016 Based on the Performance of a Basket Composed of the S&P 500® Index and the iShares® MSCI EAFE Index Fund
PRICING TERMS – MARCH 8, 2010
Issuer:	Morgan Stanley
Aggregate principal amount:	$3,285,000
Stated principal amount:	$1,000 per note
Issue price:	$1,000 per note
Pricing date:	March 8, 2010
Original issue date:	March 15, 2010 (5 business days after the pricing date)
Maturity date:	March 15, 2016
Principal protection:	100% at maturity
Interest:	None
Basket:	Basket component	Initial basket component value	Bloomberg ticker symbol	Weighting
S&P 500® Index (the “basket index”)	1,138.50	SPX	75%
iShares® MSCI EFA Index Fund (the “basket ETF”)	$54.98	EFA	25%
Payment at maturity:	$1,000 + supplemental redemption amount, if any In no event will the payment at maturity be less than $1,000.
Supplemental redemption amount:	$1,000 x basket performance x participation rate; provided that the supplemental redemption amount will not be less than $0
Participation rate:	102%
Basket performance:	The sum of the basket index performance value and the basket ETF performance value
Basket index performance value:	[(final average index value – initial index value) / initial index value] x weighting
Basket ETF performance value:	[(final average share price – initial share price) / initial share price] x weighting
Initial index value:	The closing value of the basket index on the pricing date. See “Basket—Initial basket component value” above.
Final average index value:	The arithmetic average of the closing values of the basket index on each of the determination dates
Initial share price:	The closing price of one share of the basket ETF on the pricing date. See “Basket—Initial basket component value” above.
Final average share price:	The arithmetic average of the closing prices of the basket ETF on each of the determination dates times the adjustment factor on each such date
Adjustment factor:	1.0, subject to adjustment in the event of certain corporate events affecting the basket ETF
Determination dates:
With respect to the basket index and the basket ETF, each of the following days is a determination date: March 9, 2015, April 8, 2015, May 8, 2015, June 8, 2015, July 8, 2015, August 10, 2015, September 8, 2015, October 8, 2015, November 9, 2015, December 8, 2015, January 8, 2016, February 8, 2016 and March 8, 2016.  The determination dates will be subject to adjustment for non-index business days or non-trading days, as applicable, and certain market disruption events affecting the basket index or basket ETF, as applicable.

CUSIP:	617482LA0
ISIN:	US617482LA03
Listing:	The notes will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. Incorporated (“MS & Co.), a wholly owned subsidiary of Morgan Stanley.  See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement.

Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per note	$1,000	$35	$965
Total	$3,285,000	$114,975	$3,170,025

(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $35 for each note they sell.  See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement.  For additional information, see “Plan of Distribution” in the accompanying prospectus supplement.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley.  The notes are not sponsored, endorsed, sold or promoted by The McGraw-Hill Companies, Inc., and The McGraw-Hill Companies, Inc. makes no representation regarding the advisability of investing in the notes.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 336 dated March 8, 2010
Prospectus Supplement dated December 23, 2008
Prospectus dated December 23, 2008

THE NOTES ARE NOT BANK DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at .www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.